SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-13232

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN

(Full title of the plan)

Apartment Investment and Management Company

4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule

Apartment Investment and Management Company
401(k) Retirement Plan

Year ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Committee
Apartment Investment and Management Company

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 23, 2005

Apartment Investment and Management Company
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets:
Investments, at fair value	$68,678,504	$62,440,878

Contributions receivable:
Employee contributions receivable	—	176,746
Employer contribution receivable	—	97,232

	—	273,978

Total assets	68,678,504	62,714,856

Liability:
Participant refunds payable	(3,351)	(4,253)

Net assets available for benefits	$68,675,153	$62,710,603

See accompanying notes.

Apartment Investment and Management Company
401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employee contributions	$5,949,940
Employer contributions	3,181,451
Rollover contributions	810,724

9,942,115

Net appreciation in fair value of investments	3,538,968
Interest and dividend income	1,717,002

Total additions	15,198,085

Deductions:
Benefit payments	9,166,649
Administrative expenses	66,886

Total deductions	9,233,535

Net increase	5,964,550
Net assets available for benefits at the beginning of the year	62,710,603

Net assets available for benefits at the end of the year	$68,675,153

See accompanying notes.

Apartment Investment and Management Company
401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “AIMCO”) who have completed 30 days of service and are age 18 or older, except certain employees covered by collective bargaining agreements that are not eligible to participate in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may elect to contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $13,000 (for 2004), whichever is less. The Company may make a matching contribution in the following manner: (1) a 100% match on the first 3% of the participant’s contribution; (2) a 50% match on the next 2% of the participant’s contribution.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is their vested account balance at the time of distribution.

Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vest immediately. Matching contributions made prior to January 1, 2004 vest fully after three years of service. Upon withdrawal, any nonvested portion of a participant’s account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2004, no such funds were applied against 2004 contributions. At December 31, 2004 and 2003, forfeited balances of terminated participants’ nonvested accounts were $93,943 and $149,988, respectively.

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one loan is permitted during any twelve-month period.

On termination of service or upon death, disability or retirement, a participant may elect to receive a distribution equal to the vested value of his or her account which will be paid out as soon as administratively possible.

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Apartment Investment and Management Company
401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2004

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investments

Investments other than participant loans and the common collective trust fund are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value. Investments held in the common collective trust fund are recorded at fair value, which approximates cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Plan Expenses

The Company pays certain expenses necessary to administer the Plan.

Apartment Investment and Management Company
401(k) Retirement Plan

Notes to Financial Statements (continued)

December 31, 2004

3. Investments

The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) appreciated in fair value for the year ended December 31, 2004 as presented in the following table:

Net Appreciation
in Fair Value
During Year
Fair value as determined by quoted market prices:
Investments in mutual funds	$3,240,908
Investments in common stock	298,060

$3,538,968

The AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2004, this fund held 47,529 shares of AIMCO common stock with a market value of $1.8 million.

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Fidelity Investment Mutual Funds:
Magellan Fund	$8,918,840	$8,925,092
Growth Company Fund	5,776,196	5,461,556
Growth and Income Fund	7,328,523	6,841,232
Retirement Money Market Fund	5,957,257	6,785,824
Asset Manager Fund	5,036,059	5,072,632
Equity Income II Fund	5,302,089	4,979,834
Intermediate Bond Fund	3,770,716	3,819,136

Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	9,212,809	9,195,942

SCHEDULE

Apartment Investment and Management Company
401(k) Retirement Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
Identity of Issue, Borrower, Lessor or,	Maturity Date, Rate of Interest,
Similar Party	Collateral, Par or Maturity Value	Current Value

Common Stock:
*AIMCO Stock Fund (1)	119,298 shares	$1,901,746

*Fidelity Investment Mutual Funds:
Magellan Fund	85,932 shares	8,918,840
Growth Company Fund	103,018 shares	5,776,196
Growth and Income Fund	191,796 shares	7,328,523
Intermediate Bond Fund	358,433 shares	3,770,716
Asset Manager Fund	310,676 shares	5,036,059
Equity Income II Fund	220,828 shares	5,302,089
Aggressive Growth Fund	116,534 shares	1,934,472
Diversified International Fund	55,299 shares	1,583,763
Low Priced Stock Fund	67,720 shares	2,725,741
Spartan US Equity Index Fund	33,926 shares	1,454,079
Retirement Money Market Fund	5,957,257 shares	5,957,257
Fidelity Real Estate Fund	33,356 shares	985,344
Fidelity Small Cap Stock Fund	38,730 shares	703,339
Fidelity Freedom Income Fund	9,647 shares	108,716
Fidelity Freedom 2000 Fund	11,615 shares	140,315
Fidelity Freedom 2010 Fund	40,004 shares	544,854
Fidelity Freedom 2020 Fund	66,632 shares	930,183
Fidelity Freedom 2030 Fund	73,302 shares	1,032,085
Fidelity Freedom 2040 Fund	88,910 shares	735,284
*Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	9,212,809 shares	9,212,809

*Participant Loans	Interest rates range from 6.00% to 10.50%	2,596,094

		$68,678,504

* Indicates a party-in-interest to the Plan

(1)	AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2004, this fund held 47,529 shares of AIMCO common stock with a market value of $1.8 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JAMES G. PURVIS
James G. Purvis
Executive Vice President — Human Resources

By:	/s/ PAUL J. MCAULIFFE
Paul J. McAuliffe
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP